ArcelorMittal publishes convening notice for Annual and Extraordinary General Meetings of shareholders

Luxembourg, 7 April 2017 - ArcelorMittal has published a convening notice for its Annual and Extraordinary General Meetings of shareholders (“General Meetings”), which will be held on 10 May 2017 at 11.30 a.m. CET at the company’s registered office, 24-26, Boulevard d’Avranches, L-1160 in Luxembourg.

It is proposed that after the upcoming General Meetings the Board of Directors will be composed of nine directors, of which eight are non-executive directors and five are independent directors. Mr. Lewis Kaden and Mr. Narayanan Vaghul will step down from the Board at the date of the General Meetings on 10 May 2017. From this date, it is proposed that Mr. Bruno Lafont will serve as Lead Independent Director.  In addition, Mrs. Karyn Ovelmen will succeed Mr. Narayanan Vaghul as the chairman of the Audit & Risk Committee.

The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of 26 April 2017 at midnight (24:00 hours) CET.

The convening notice, the Annual Report 2016, the Form 20F 2016, the amended draft of the articles of association, the voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/ under “Investors – Equity investors – Shareholders’ meetings - General Meetings 10 May 2017” from 7 April 2017. Shareholders may obtain, free of charge, a copy of the Annual Report 2016 (in English) and the amended draft of the articles of association at ArcelorMittal's registered office, by calling +352 4792 3198, or by emailing privateinvestors@arcelormittal.com